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Exhibit 12

General Maritime Corporation

Computation of Ratio of Earnings to Fixed Charges*

(Expressed in thousands of United States Dollars, except ratios)

	NINE-MONTHS ENDED SEPTEMBER 30		FISCAL YEAR
	2003	2002	2002	2001	2000	1999	1998
Fixed Charges
Interest expense	24,839	11,174	14,747	17,728	19,900	16,981	15,201
Amortized loan fees	2,472	1,150	1,492	890	691	520	879
Fixed Charges	27,311	12,324	16,239	18,618	20,591	17,501	16,080
Earnings
Pretax operating income	77,163	(8,003)	(9,742)	51,221	20,282	(4,738)	2,125
Fixed charges	27,311	12,324	16,239	18,618	20,591	17,501	16,080
Earnings	104,474	4,321	6,497	69,839	40,873	12,763	18,205
Ratio of Earnings to Fixed Charges	3.83	0.35	0.40	3.75	1.98	0.73	1.13
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.83	0.35	0.40	3.75	1.98	0.73	1.13

        For the nine months ended September 30, 2002 and the fiscal years 2002 and 1999, earnings were insufficient to cover fixed charges by $8,003, $9,742 and $4,738, respectively.

        * As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934

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General Maritime Corporation Computation of Ratio of Earnings to Fixed Charges